UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Ark Restaurants Corp.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

040712 10 1
(CUSIP Number)

Irving Hershkowitz
c/o Big Geyser, Inc.
57-65 48th Street
Maspeth, NY  11378
(718) 821-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040712 10 1

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only).

Irving Hershkowitz

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization U.S.A.

	7	Sole Voting Power 246,642

Number of	8	Shared Voting Power -0-
Shares
Beneficially
Owned by	9	Sole Dispositive Power 246,642
Each Reporting
Person With
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,642

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 7.1%

14	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

The reporting person holds shares of the Issuer’s common stock for investment purposes, which he continually evaluates. The transaction(s) disclosed herein were part of his investment activities.

Item 5. Interest in Securities of the Issuer.

(a) The reporting person beneficially owns an aggregate of 246,642 shares of common stock, representing 7.1% of the outstanding shares of the Issuer’s common stock.

(b) The reporting person has the sole right to vote and dispose, or direct the disposition, of the 246,642 shares of common stock beneficially owned by the reporting person.

(c) On September 18, 2008, the issuer repurchased 60,000 shares of common stock from the reporting person at a price of $18.60 per share.

On October 31, 2008, the issuer repurchased 42,000 shares of common stock from the reporting person at a price of $11.90 per share.

In addition, during the 60 days preceding September 18, 2008 (the date of the event requiring the filing of this statement), the reporting person effected the following transactions* in the Issuer’s common stock in ordinary brokerage transactions:

Settlement Date	Amount Bought/Sold	Price Per Share
18 July 2008	100 Bought	$24.9480
18 July 2008	400 Bought	$24.1500
22 July 2008	100 Sold	$24.8000
22 July 2008	200 Sold	$24.8001
24 July 2008	12 Sold	$24.6500
28 July 2008	34 Sold	$23.0100
29 July 2008	100 Sold	$19.1400
29 July 2008	100 Sold	$19.1300
29 July 2008	300 Sold	$19.1000
29 July 2008	500 Sold	$19.5000
30 July 2008	1,703 Sold	$15.5000
30 July 2008	200 Sold	$15.6100
30 July 2008	500 Sold	$15.7500
30 July 2008	30 Sold	$15.9400
30 July 2008	2,000 Sold	$16.2000
30 July 2008	600 Sold	$16.2300
30 July 2008	200 Sold	$16.2500
30 July 2008	800 Sold	$19.2000
30 July 2008	100 Sold	$19.2300
30 July 2008	100 Sold	$19.2400
30 July 2008	300 Sold	$19.2500

*Transactions on the same date at the same price are aggregated.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2009

/s/ Irving Hershkowitz
Irving Hershkowitz